SUMMARY OF EXPLORATION ON THE

LEBAK GOLD CLAIM

SULTAN KUDARAT, PHILIPPINES

LEBAK GOLD CLAIM
Latitude 6º30'46” North Longitude 122º 52' 45” East

For Cataca Resources Inc

By John Jeffrey Martinez
December 15, 2012

TABLE OF CONTENTS

SUMMARY

1.	INTRODUCTION AND TERMS OF REFERENCE

	1.1	Disclaimer

2.	PROPERTY DESCRIPTION AND LOCATION

3.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND TOPOGRAPHY

4.	HISTORY

5.	GEOLOGICAL SETTING

	5.1	REGIONAL GEOLOGY OF THE AREA

	5.11	STRATIGRAPHY

	5.12	INTRUSIVE

	5.13	STRUCTURE

6.	DEPOSIT TYPES

7.	MINERALIZATION

8.	EXPLORATION

	8.1	PROPERTY GEOLOGY

9.	DRILLING SUMMARY

10.	SAMPLING METHOD; SAMPLE PREPARATION; DATA VERIFICATION

11.	ADJACENT PROPERTIES

12.	INTERPRETATIONS AND CONCLUSIONS

13.	RECOMMENDATIONS

	13.1	BUDGET

14.	STATEMENT OF QUALIFICATIONS

15.	APPENDIX I – REFERENCES

16.	APPENDIX II – LOCATION MAPS

SUMMARY

Cataca Resources Inc. has purchased a 100% interest in Lebak Gold Mine. The property consists of one – 9 unit claim block containing 91.5 hectares which have been staked and recorded with the Mineral Resources Department of the Ministry of Energy and Mineral Resources of the Government of the Republic of Philippines.

Lebak Gold Mine, located about 35 km Western of the province of Sultan Kudarat , lies 40 km Northwest of Upi and 62 km Northeast Esperanza and Isulan, is a gold exploration project, located 45 km Southwest of the past producing Isulan Gold Mine. The claims are accessible by all-weather government-maintained roads to the town of Lebak and to Upi to the North West. Year-round deep sea port facilities at Kalamansig and the skilled population base found between Lebak and Sultan Kudarat is readily available.

The past producing mines yielded 25 million ounces of gold during the years 1922 and 1996.

The district is immensely rich in mineral resources. The high elevation forest of the district have concentrations of heavy minerals like Ilmenite, Rutile, Monosite and Zircon which offer scope of exploitation for industrial purpose.

A recommended two phased mineral exploration program consisting of air photo interpretation, geological mapping, geochemical soil sampling and geophysical surveying will enhance the targets for diamond drilling. This exploration program to fully evaluate the prospects of the Lebak Gold Mine, at a cost of Php 810,000 is fully warranted to be undertaken.

1.	INTRODUCTION

In 2012, Cataca Resources Inc. acquired a 100% interest in the Lebak Gold Mine that was staked to cover gold zones within the similar to the Isulan Gold Mine which is located approximately 45 kilometers to the Southwest of the Lebak Gold Mine, produced in excess of 25 million ounces of gold and is currently being reactivated on a limited basis.

The claim is located 35 km Northwest of Sultan Kudarat, 62 km Southeast of the Esperanza which is one of the closest cities.

Previous exploration work to investigate the mineral potential of the property has outlined some favourable areas for continued exploration and development.

This report was initiated by the President of Cataca Resources Inc. to summarize the exploration potential of the Lebak Gold Mine and its mineral prospects, to be filed with the appropriate regulatory bodies

1.1	Disclaimer

In order to write the report, historical and current geological reports of the area and of the property were reviewed. A visit to the area of the property was made in November 26 - 30, 2012 for the purpose of evaluating the exploration potential of the area. The reports by previous qualified persons as presented from a literature search of the Mineral Resources Department of the Ministry of Energy and Mineral Resources of the Government of the Republic of the Philippines in its annual reports, papers, Geological Survey maps and assessment reports provide most of the technical basis for this report.

2.	PROPERTY DESCRIPTION AND LOCATION

Lebak Gold Mine project consists of 1 unpatented mineral claim, located 35 kilometers West of the province of Sultan Kudarat at UTM co-ordinates Latitude 6º30'46” North and Longitude 122º 52' 45” East. The mineral claim was assigned to Cataca Resources Inc. by Benefacio Minerals LLC. and the said assignment was filed with the Mineral Resources Department of the Ministry of Energy and Mineral Resources of the Government of the Republic of the Philippines.

There are no known environmental concerns or parks designated for any area contained within the claims. The property has no encumbrances. As advanced exploration proceeds there may be bonding requirements for reclamation.

Cataca Resources Inc. has purchased a 100% interest in the property.

3.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND TOPOGRAPHY

Under the Köppen climate classification system, the municipality of Lebak features a tropical rainforest climate. Together with the rest of the Philippines, Lebak has a mild climate with evenly distributed rainfall throughout the year. Being located outside of the typhoon path, it does not tropical depressions, typhoons and devastating winds. Climate is generally classified in terms of rainfall difference due to combined influence of topography and air stream direction prevailing in the locality. The municipality of Lebak falls under TYPE IV classification. Rainfall is more or less evenly distributed throughout the year. Prevailing winds- light to moderate.

Plains/Ranges

Lebak is marked with hilly, mountainous ranges. The plains range from level to nearly level while uplands range from nearly level to hilly mountainous and gently rolling slopes which are suitable for intensive rice and corn farming.

Soil Types

Silty Loam which is best suited for agricultural crops such as rice, corn and vegetables. This covers 37.36% or 17,500 has of the total land area. Soils Undifferentiated which is favorable suited to grazing, pasture, forest andagro-forestry. This covers a total of 29,440 has or 62.64% ..[4]

Hydrology/ Natural resources

The Municipality is rich in natural resources. Its fishing ground abounds with fish of various species for domestic consumption and export. Marine products bring substantial income to marginal fisherman. Fishing grounds is practically untapped.

Transport of goods from and into the town was very difficult and tricky. Rough road to Isulan by provincial road sometimes take 1 day. The shipping from Port of Cotabato to Lebak by motorboatlocally called "lantsa" also take a day to travel. Even in its isolation from the nearby cities in early days. This municipality managed to boast its local economy to its full potential. The opening of new routes and improvement in transport system are expect to deliver the town into an economic promise. Strengthen inter-regional trade linkage, gain access to potential agricultural production and will support various economic activities in the adjacent areas. The major source of income are: Rice and Corn

The municipality can be reached by Public Utility Jeep, Private Vehicles The completion of concrete national road from junction of Awang — Upi — Lebak road will be a great impact on the economy of Lebak.

4.	HISTORY

Deposits of shell and eroded sand formed the basis for the limestone, which makes up most of Philippines. This limestone was, over the ages, pushed upwards, making it possible to find today sea fossils high in the country’s mountains. This pushing up continues today. It is caused by the fact that the Philippine Plate, on which most of the country lies, is slowly diving under the Eurasian Plate of the mainland of Asia.

Philippines are characterized by steep mountains without any substantial forest cover. Highest peaks reach over 1,000 meters. The island is 300 km long and 35 km wide. High, steep mountains, short distances and lack of forest cover mean that rainwater runs fast to the sea, causing substantial erosion.

The island has vast copper, gold and coal reserves which are mined mainly in the central part.

Numerous showings of mineralization have been discovered in the area and six prospects have achieved significant production, with the nearby Isulan (35 kilometers away) producing 240,000 ounces of Gold annually.

During the late 1990’s several properties west of Lebak Gold Mine were drilled by junior mineral exploration companies.

Cataca Resources Inc. is preparing to conduct preliminary exploration work on the property.

5.	GEOLOGICAL SETTING

5.1	Regional Geology of the Area

The hilly terrains and the middle level plain contain crystalline hard rocks such as charnockites, granite gneiss, khondalites, leptynites, metamorphic gneisses with detached occurrences of crystalline limestone, iron ore, quartzo-feldspathic veins and basic intrusives such as dolerites and anorthosites. Coastal zones contain sedimentary limestones, clay, laterites, heavy mineral sands and silica sands. The hill ranges are sporadically capped with laterites and bauxites of residual nature. Gypsum and phosphatic nodules occur as sedimentary veins in rocks of the cretaceous age. Gypsum of secondary replacement occurs in some of the areas adjoining the foot hills of the Western Ghats. Lignite occurs as sedimentary beds of tertiary age. The Black Granite and other hard rocks are amenable for high polish. These granites occur in most of the districts except the coastal area.

5.1.1	Stratigraphy

The principal bedded rocks for the area of Lebak Gold Mine (and for most of the Philippines for that matter) are Precambrian rocks which are exposed along a wide axial zone of a broad complex.

Gold at the Isulan Gold Mine (which, as stated above, is in close proximity to the Lebak Gold Mine) is generally concentrated within extrusive volcanic rocks in the walls of large volcanic caldera.

5.1.2	Intrusive

In general the volcanoes culminate with effluents of hydrothermal solutions that carry precious metals in the form of naked elements, oxides or sulphides.

These hydrothermal solutions intrude into the older rocks as quartz veins. These rocks may be broken due to mechanical and chemical weathering into sand size particles and carried by streams and channels. Gold occurs also in these sands as placers.

Recent exploration result for gold occurrence in Isulan, is highly encouraging. Gold belt in sheared gneissic rocks is found in three subparallel auriferous load zones where some blocks having 250 to 500 metre length and 1.5 to 2 metre width could be identified as most promising ones.

5.1.3	Structure

DEPOSITIONAL ENVIRONMENT / GEOLOGICAL SETTING: Veins form in high-grade, dynamothermal metamorphic environment where metasedimentary belts are invaded by igneous rocks.

HOST/ASSOCIATED ROCK TYPES: Hosted by paragneisses, quartzites, clinopyroxenites, wollastonite-rich rocks, pegmatites. Other associated rocks are charnockites, granitic and intermediate intrusive rocks, quartz-mica schists, granulites, aplites, marbles, amphibolites, magnetite-graphite iron formations and anorthosites.

TECTONIC SETTING(S): Katazone (relatively deep, high-grade metamorphic environments associated with igneous activity; conditions that are common in the shield areas).

DEPOSITIONAL ENVIRONMENT / GEOLOGICAL SETTING: Veins form in high-grade, dynamothermal metamorphic environment where metasedimentary belts are invaded by igneous rocks.

6.	DEPOSIT TYPES

Deposits are from a few millimeters to over a metre thick in places. Individual veins display a variety of forms, including saddle-, pod- or lens-shaped, tabular or irregular bodies; frequently forming anastomosing or stockwork patterns

Mineralization is located within a large fractured block created where prominent northwest-striking shears intersect the norths triking caldera fault zone. The major lodes cover an area of 2 km and are mostly within 400m of the surface. Lodes occur in three main structural settings:

(i)	steeply dipping northweststriking shears;

(ii)	flatdipping (1040) fractures (flatmakes); and

(iii)	shatter blocks between shears.

Most of the gold occurs in tellurides and there are also significant quantities of gold in pyrite.

7.	MINERALIZATION

No mineralization has been reported for the area of the property but structures and shear zones affiliated with mineralization on adjacent properties pass through it.

8.	EXPLORATION

Previous exploration work has not to the author’s knowledge included any attempt to drill the structure on Lebak Gold Mine. Records indicate that no detailed exploration has been completed on the property.

8.1	Property Geology

To the east of the property is intrusives consisting of rocks such as tonalite, monzonite, and gabbro while the property itself is underlain by sediments and volcanics. The intrusives also consist of a large mass of granodiorite towards the western most point of the property.

The area consists of interlayered chert, argillite and massive andesitic to basaltic volcanics. The volcanics are hornfelsed, commonly contain minor pyrite, -pyrrhotite.

9.	DRILLING SUMMARY

No drilling is reported on the Lebak Gold Mine.

10.	SAMPLING METHOD; SAMPLE PREPARATION; DATA VERIFICATION

All the exploration conducted to date has been conducted according to generally accepted exploration procedures with methods and preparation that are consistent with generally accepted exploration practices. No opinion as to the quality of the samples taken can be presented.

No other procedures of quality control were employed and no opinion on their lack is expressed.

11.	ADJACENT PROPERTIES

The adjacent properties are cited as examples of the type of deposit that has been discovered in the area and are not major facets to this report.

12.	INTERPRETATIONS AND CONCLUSIONS

The area is well known for numerous productive mineral occurrences including the Isulan Gold Mine.

The locale of the Lebak Gold Mine is underlain by the units of the Precambrian rocks that are found at those mineral occurrence sites.

These rocks consisting of cherts and argillites (sediments) and andesitic to basaltic volcanic have been intruded by granodiorite. Structures and mineralization probably related to this intrusion are found throughout the region and occur on the claim. They are associated with all the major mineral occurrences and deposits in the area.

Mineralization found on the claim is consistent with that found associated with zones of extensive mineralization. Past work however has been limited and sporadic and has not tested the potential of the property.

Potential for significant amounts of mineralization to be found exists on the property and it merits intensive exploration.

13.	RECOMMENDATIONS

A two phased exploration program to further delineate the mineralized system currently recognized on Lebak Gold Mine is recommended.

The program would consist of air photo interpretation of the structures, geological mapping, both regionally and detailed on the area of the main showings, geophysical survey using both magnetic and electromagnetic instrumentation in detail over the area of the showings and in a regional reconnaissance survey and geochemical soil sample surveying regionally to identify other areas on the claim that are mineralized and in detail on the known areas of mineralization. The effort of this exploration work is to define and enable interpretation of a follow-up diamond drill program, so that the known mineralization and the whole property can be thoroughly evaluated with the most up to date exploration techniques.

13.1	Budget

The proposed budget for the recommended work in Php 810,000 is as follows:

Phase I

1.	Geological Mapping	Php 240,000
2.	Geophysical Surveying	Php 135,000
	TOTAL PHASE I	Php 375,000
Phase II
1.	Geochemical surveying and surface sampling	Php 435,000
(includes sample collection and essaying)

	TOTAL PHASE II	Php 435,000

GRAND TOTAL EXPLORATION		Php 810,000

14.	STATEMENT OF QUALIFICATIONS

I, JOHN JEFFREY MARTINEZ, of Manila, Philippines hereby certify that:

1. I am a graduate of the University of the Philippines, Manila, Philippines, with a Bachelor of Science degree in Geology (1981) and a Master’s of Science (1978) from the same University;

2. I have worked as Geologist for over 15 years;

3. I have worked as a Geological Consultant for companies such as Cistmo Resources, Calami Explorations, and Maynil Ventures and have consulted for several other companies around the world writing reports for their use and am therefore qualified to write this report and recommend the proposed exploration program and budget in this report;

4. I am a member of the Geological Society of Philippines.

5. I visited the property from November 26th to 30th, 2012. During this visit, I was able to interview field party personnel who were working throughout the property.

6. I am responsible for this report and the opinions expressed therein including the information in the Appendices which are affixed to this report and are a part of it, and referred to in the report but contain more "field work" type detail and specifications of the analysis.

7. There are no material facts or material changes in the subject matter of this report that would mislead the reader.

8. I have no interest, direct or indirect, in the properties or shares of Cataca Resources Inc., nor do I expect to receive any.

9. I have no prior involvement with this property and have read Instrument and Form 43-101 F1 and this technical report has been prepared in compliance with this instrument and Form 43-101 F1.

10. I hereby grant my permission for Cataca Resources Inc., to use this report for any corporate use normal to the business of the Company.

Dated at Manila, Philippines this December 15, 2012.

John Jeffrey Martinez

APPENDIX I

REFERENCES

  Corby, Grant W., et al GEOLOGY AND OIL POSSIBILITIES OF THE PHILIPPINES

  Garrison, R. E., et.al. / PETROLOGY, SEDIMENTOLOGY, AND DIAGENESIS OF HEMIPELAGIC LIMESTONE AND TUFFACEOUS TUBIDITES IN THE AKSITERO FORMATION, CENTRAL LUZON, PHILIPPINES

  Mining Bureau Gold in the Philippines

  By James W. Boyd Fundamentals of Coal and Mineral Valuations

  Ricardo Carrere (WRM International Coordinator) MINING Social and Environmental Impacts

  Presidential Decrees on Mining, with Implementing Regulations, Special Laws, and other Materials. Manila, Philippines

APPENDIX II

LOCATION MAPS

LOCATION MAP
MUNICIPALITY OF LEBAK
PROVINCE OF SULTAN KUDARAT
REGION XII
This Site
MAP OF MINDANAO

Yellow: Asphalt road
Violet: Gravel
LEBAK GOLD MINE

LAND CLASSIFICATION MAP